  Exhibit 99.1

High Tide Secures Commitment Letter from Connect First Credit Union for Non-Dilutive Financing

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated
April 22, 2021

CALGARY, AB, Aug. 18, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it has entered into a binding commitment letter with Connect First Credit Union Ltd. ("connectFirst") for a $19 million credit facility with an initial 5-year term (the "Credit Facility"), at connectFirst's floor interest rate. The terms of the Credit Facility were renegotiated with connectFirst to provide a larger immediately-accessible facility for High Tide, with a smaller total commitment from connectFirst initially - which High Tide expects will grow over time. Upon closing the Credit Facility with connectFirst, the Company expects to use the proceeds to fund continued organic growth, general working capital requirements, and potential future M&A activities.

High Tide Secures Commitment Letter from Connect First Credit Union for Non-Dilutive Financing (CNW Group/High Tide Inc.)

"I am very happy to provide this positive update today. Our business remains on a strong footing and we continue to gain traction as the leader in the Canadian cannabis retail market. Once in place, this facility will help us continue to propel our growth in an increasingly non-dilutive fashion. Through our conversations with connectFirst, we expect that this line will expand in tandem with our business growth, as we continue to execute on our conveyed business plan. This will enable us to capitalize on attractive M&A and organic opportunities in North America and Europe," said Raj Grover, President and Chief Executive Officer of High Tide. "I look forward to sharing our results and progress for our fiscal third quarter in mid-September, and we anticipate the closing of this facility around the same time. I remain as confident as ever in High Tide's growth trajectory in Canada, the United States, and newly-emerging international markets," added Mr. Grover.

"We have watched locally based High Tide execute over the last several years. Accordingly, we are very excited about this new partnership between High Tide and connectFirst helping to create a more prosperous Alberta - and beyond. Our senior debt offering will provide High Tide the capital to continue to execute their impressive growth trajectory," said Sourav Neogi, Relationship Manager, Corporate & Commercial Banking, Connect First Credit Union.

COMMITMENT LETTER TERMS

  CAD$19 Million Term Debt: Accessible on request by High Tide, blended principal and interest payments.
  Low Interest Rate: High Tide continues to receive industry leading interest rates that reflect the strength of its business.
  Financial Covenants: The Credit Facility will have a quarterly tested financial covenant of debt service coverage ratio of not less than 1.40:1, a monthly current ratio covenant of not less than 1.25:1, and a quarterly tested covenant of funded debt to EBITDA ratio of not more than 3:1 beginning with the quarter ending January 31, 2023. High Tide's 12-month forecast projects it to be comfortably in compliance with all financial covenants.

The Company expects to close on the Credit Facility during the first half of September 2022, subject to certain pre-disbursement conditions and satisfaction of other customary conditions precedent.

ABOUT CONNECTFIRST

Connect First Credit Union Ltd., one of the largest and most successful credit unions in Canada, is a full-service financial institution with over $6 billion in assets under administration. connectFirst employs 750 Albertans who provide a range of financial products and advice in more than 40 communities across central and southern Alberta. It serves over 125,000 members through a community-focused approach to banking.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 139 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide securing the Credit Facility on the terms and within the timelines set out in this news release; the use of proceeds from the Credit Facility being utilized as outlined herein; the anticipated effects of the Credit Facility on the business and operations of High Tide; the Company utilizing the Credit Facility to complete future acquisitions; and High Tide's plans to increase the Credit Facility.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: High Tide will close the Credit Facility (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; the use of proceeds from the Credit Facility will be utilized as outlined herein; the Company will utilize the Credit Facility to complete future acquisitions; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand and market opportunity for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities; and High Tide will extend and strength its integrated value chain, provide a complete customer experience and maximize shareholder value. Although considered reasonable by management of High Tide at the time of preparation, these statements may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and cannabidiol industries in general; High Tide being unable to close the Credit Facility and/or being unable to utilize the Credit Facility on the terms and within the timelines anticipated; the inability of High Tide to obtain requisite approvals; the inability of High Tide to pursue more acquisitions in the future; and the inability of High Tide to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 18-AUG-22